20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

January 6, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ronald (Ron) Alper

Re:	20/20 GeneSystems, Inc.

Offering Statement on Form 1-A

File No. 024-11056

Dear Sir:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of 20/20 GeneSystems, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Standard Time on Wednesday, January 8, 2020.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com

Sincerely,

20/20 GeneSystems, Inc.

By: /s/ Jonathan Cohen

Jonathan Cohen

Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.